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                             October 16, 2023

       Howard Gostfrand
       Chief Executive Officer
       OpenLocker Holdings, Inc.
       625 N. Flagler Drive, Suite 600
       West Palm Beach, FL 33401

                                                        Re: OpenLocker
Holdings, Inc.
                                                            Form 10-K for
Fiscal Year Ended July 31, 2022
                                                            Form 10-Q for
Fiscal Quarter Ended April 30, 2023
                                                            Response Dated July
17, 2023
                                                            File No. 000-24520

       Dear Howard Gostfrand:

              We have reviewed your July 17, 2023 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 27,
       2023 letter.

       Form 10-K for the Fiscal Year Ended July 31, 2022

       General

   1.                                                   We note your response
to comment 1 and have the following comments:
                                                            With respect to the
NFTs issued to date, please explain the benefits to which holders continue to be
entitled. In this regard, clarify whether the outstanding NFTs have the characteristics of
the    digital access pass    as referenced in your response. Please also
                                                           explain whether the
outstanding NFTs are transferable and, if so, how and through what means/platforms
now that your trading platform has ceased operations. Further, please explain how
the company   s right to commissions on secondary sales was
                                                           removed from the
outstanding NFTs.
                                                            Please explain in
greater detail the benefits to which holders of the crypto assets sold with the platinum
card (i.e., the    digital access passes   ) are entitled, and whether the
 Howard Gostfrand
FirstName LastNameHoward
OpenLocker   Holdings, Inc. Gostfrand
Comapany
October 16,NameOpenLocker
            2023            Holdings, Inc.
October
Page 2 16, 2023 Page 2
FirstName LastName
              digital access passes are transferable (whether alone or with the platinum card).
                Please clarify whether the benefits to which holders of the outstanding NFTs and digital access passes are entitled are separable from the
platinum card. Please also
              clarify the necessity of holding the NFT or digital access pass to receive such
              benefits. In this regard, are holders of the platinum card entitled to such benefits
              regardless of whether they elect to hold the NFT or digital access pass?
                Please expand your legal analysis to address the bundle of rights to which holders of the outstanding NFTs and digital access passes are entitled and how the value of
              those benefits could impact the value of the NFTs and digital access passes. In
              responding to this comment, please address the benefits to which holders are entitled,
              the role of the company in providing those benefits, and the value associated with
              those benefits and how that may impact the value of the NFTs and digital access
              passes.
2. We note your response to comment 2 and we reissue our prior comment in part. Please expand your risk factor disclosure to highlight the risk that your trading platform may be operating as an unregistered exchange, unregistered broker-dealer or unregistered clearing agency, and discuss the potential consequences associated with those risks.
Government Regulation - OpenLocker, page 11

3.       We note your disclosure that    the SEC has not formally asserted
regulatory authority over
         any certain Digital Asset.    Please update your disclosure under this
heading and remove
         or revise this statement in light of the fact that the Commission has identified numerous crypto assets as securities, the legal tests are well-established by U.S. Supreme Court case law, and the Commission and staff have issued reports, orders and statements that provide guidance on when a crypto asset may be a security for purposes of the U.S. federal securities laws.
Risks Related to Digital Assets, page 24

4. We note the statements on page 24 that the legal test for determining whether any given asset is a security is a highly complex, fact-driven analysis that "evolves over time, and the outcome is difficult to predict," that "[i]t is also possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact
         the views of the SEC and its staff" and    it is difficult to predict
the direction or timing of
         any continuing evolution of the SEC   s views with regard to crypto.
 Please remove these
         statements as the legal tests are well-established by U.S. Supreme Court case law and the
         Commission and staff have issued reports, orders, and statements that provide guidance on when a crypto asset may be a security for purposes of the U.S. federal securities laws.
5. We note the statements in this risk factor on page 24 of your Form 10-K for the fiscal year ended December 31, 2022 that:
             "The SEC generally does not provide advance guidance or
confirmation on the status
             of any particular crypto asset as a security;"
 Howard Gostfrand
FirstName LastNameHoward
OpenLocker   Holdings, Inc. Gostfrand
Comapany
October 16,NameOpenLocker
            2023            Holdings, Inc.
October
Page 3 16, 2023 Page 3
FirstName LastName
                "Bitcoin and Ethereum are the only crypto assets as to which senior officials at the
              SEC have publicly expressed such a view;" and
                "With respect to all other crypto assets, there is currently no certainty under the applicable legal test that such assets are not securities."

         Please remove or revise these statements in light of the fact that the Commission has identified numerous crypto assets as securities, the legal tests are well-established by U.S.
         Supreme Court case law, and the Commission and staff have issued reports, orders and statements that provide guidance on when a crypto asset may be a security for purposes of the U.S. federal securities laws.
6. Your statement under this heading that "[p]ublic statements by senior officials at the SEC indicate that the SEC does not intend to take the position that Bitcoin or Ethereum are
         securities (in their current form)    is incorrect regarding Ethereum.
Please revise or
         remove.
Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page F-16

7. Refer to your response to our comment 4. You state that your revenues from the sale of
         NFT's has been deminimis, that you have not received any commissions from sales on the secondary marketplace, and that the majority of your revenues are derived from sales of collectibles and event fees. On your Consolidated Statements of Operations and in your disclosure of the disaggregation of revenues on page 17 of your Form 10-Q for the period ended April 30, 2023, you attribute the majority of your revenues to "NFT's and
         Commissions". Please tell us your consideration of whether the title of this revenue source may be misleading and revise future filings to include captions and terminology that reflects the character of the underlying transactions. Refer to ASC 205-10-S99-1(a)
         and Regulation S-X Rule 4-01(a).
Notes to Consolidated Financial Statements
Note 6 - Acquisition and Pro Forma Financial Information for Open Locker, Inc., page F-24

8. We acknowledge your response to our prior comment 8. You stated that at the time of the transaction, both companies were generally inactive operationally. We also note your disclosure on page F-26 that the identifiable assets acquired consisted primarily of the intellectual property intangible asset, and goodwill. Based on your disclosures and the information provided in your response, it is unclear how you determined that the acquisition of OpenLocker met the conditions to qualify as a business combination, including how the assets acquired and liabilities assumed of OpenLocker constitute a business based on the guidance in ASC 805-10-25-1. Please address the following:

                Provide us with your analysis supporting your accounting for the acquisition of
              OpenLocker as a business combination. Specifically, discuss your determination that
              OpenLocker met the definition of a business under ASC 805-10-55-3A through 55-9.
 Howard Gostfrand
OpenLocker Holdings, Inc.
October 16, 2023
Page 4
                Tell us your consideration of whether the transaction with OpenLocker was in substance, a capital transaction rather than a business combination.

       Please contact Rolf Sundwall at 202-551-3105 or Michelle Miller at 202-551-3368 if you
have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at 202-551-3234 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.



FirstName LastNameHoward Gostfrand                           Sincerely,
Comapany NameOpenLocker Holdings, Inc.
                                                             Division of
Corporation Finance
October 16, 2023 Page 4                                      Office of Crypto
Assets
FirstName LastName